

Mail Stop 4628

March 15, 2018

Via E-mail
David Briones
Chief Financial Officer
Petro River Oil Corp.
55 5th Avenue, Suite 1702
New York, New York 10003

> **Re:** **Petro River Oil Corp.**
> **Form 10-K for Fiscal Year Ended April 30, 2017**
> **Filed July 31, 2017**
> **File No. 000-49760**

Dear Mr. Briones:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 30, 2017

Business, page 2

Recent Developments, page 6

1.   You provide disclosure of various quantitative estimates such as:

- certain structures in Osage County, Oklahoma identified utilizing 3D seismic technology with a potential of up to 2.5 million barrels of oil on page 6, and

- a prospect located on one of four licenses located Offshore Denmark with a potential reserve target in the range of 200 million barrels of oil on page 21.

The Instruction to Item 1202 of Regulation S-K generally prohibits disclosure in any document publically filed with the Commission of the estimates and/or the values of oil or gas resources other than reserves. If your estimates do not fulfill the requirements to be classified as reserves under Rule 4-10(a) of Regulation S-X, please revise your filing in each occurrence to exclude such disclosure.

Properties, page 16

Oil and Natural Gas Reserves, page 19

2.   Your disclosure indicates that the estimated proved reserves for the year ended April 30, 2017 were derived from a reserve report prepared by the third party engineering firm, Pinnacle Energy Services, LLC. Please obtain and file the referenced report as an exhibit to your annual report on Form 10-K to comply with the requirements pursuant to Item 1202(a)(8) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions regarding engineering comments. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources